January 20, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Terence O’Brien Branch Chief

Re:	Polypore International, Inc.

Form 10-K

Filed February 25, 2011

File No. 1-32266

Ladies and Gentlemen:

Polypore International, Inc. (the “Company”) hereby submits this response to the comments received from the Staff of the Securities and Exchange Commission (the “Staff”) with regard to our Annual Report on Form 10-K for the fiscal year ended January 1, 2011 and filed with the Commission on February 25, 2011. This letter is in response to the additional comments from the Staff received by letter dated January 11, 2012 (the “Comment Letter”).

For your convenience and reference, we repeat your comments below (using the numbering in the Comment Letter) and our responses follow.

Form 10-K for the year ended January 1, 2011

22.	Segment Information, page 72

1.	We have reviewed the supplemental information provided to us in response to comment 2 in our letter dated November 30, 2011. Based on our review it continues to appear that you have three reportable segments. That is, based on the economic characteristics we have gleaned from the CODM reports, it appears that the lead-acid and lithium separator product groups are two separate segments. Therefore, please revise your segment presentation accordingly in future filings, beginning with your fiscal 2011 Form 10-K.

Company Response:

The Company will supplementally provide the Staff with further information used to determine our operating segments versus reporting segments pursuant to 17 C.F.R. Section 200.83.

Please feel free to call R. Douglas Harmon at Parker Poe Adams & Bernstein LLP ((704) 335-9020) or me ((704) 587-8447) if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ Lynn Amos

Lynn Amos Chief Financial Officer

cc:	Jenn Do, Al Pavot, Hagen Ganem and Craig Slivka, Securities and Exchange Commission

R. Douglas Harmon, Parker Poe Adams & Bernstein LLP

11430 N. Community House Road

Charlotte, N.C. 28277